EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2007	2006

Earnings before income taxes and cumulative effect of
changes in accounting principles	$120	$165
Add:
Interest expense	28	26
Appropriate portion of rental expense (1)	5	5
Amortization of capitalized interest	2	3
Earnings as adjusted	$155	$199

Fixed charges:
Interest expense	28	26
Appropriate portion of rental expense (1)	5	5
Capitalized interest	5	5
Total fixed charges	$38	$36

Ratio of earnings to fixed charges	4.1	5.5

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

44

43